                                                   Filed by: Summit Design, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                  and deemed filed pursuant to Rule 14a-6 and Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                        Subject Company: Viewlogic Systems, Inc.
                                                   Commission File No. 000-20923
                                                       Registration Statement on
                                                          Form S-4 No. 333-89491

                                                 Release Date: February 21, 2000

          VIEWLOGIC AND SUMMIT SELECT `INNOVEDA' FOR NEW COMPANY NAME

BOARD OF DIRECTORS NAMED...

SUMMIT AND VIEWLOGIC SCHEDULE SHAREHOLDER MEETINGS TO APPROVE MERGER...

    MARLBORO, MASS., FEB. 21, 2000 -- Viewlogic Systems, Inc. and Summit Design, Inc. today announced they have selected "Innoveda, Inc." as the name of the new company resulting from their planned merger. In addition, the companies named the Innoveda board of directors and outlined the strategic direction for the new enterprise.

    The companies said their merger registration statement has been declared effective by the Securities and Exchange Commission. Final approval of the merger is subject to customary closing conditions, including a vote by Summit and Viewlogic shareholders. Shareholder meetings are scheduled for March 20, 2000.

    Innoveda (pronounced "in-no-VAY-da") will market its software tools and services to designers of eProducts (electronic products) used by the computer, communications, aerospace/defense, automotive and consumer electronics markets. Its stock will be publicly traded with the "INOV" symbol on the Nasdaq National Market. The company will employ approximately 450 and sell to customers and prospects through direct sales, telesales and distributors in the U.S., Europe, Japan and the Pacific Rim.

    Innoveda will have its corporate headquarters in Marlboro, Mass., where Viewlogic is based. William J. (Will) Herman, CEO of Viewlogic, will be president, CEO and chairman. Serving on the five-member board of directors with Herman will be William V. Botts, chairman and interim CEO of Summit; Steven P. Erwin, executive vice president and chief financial officer of Foundation Health Systems, Inc. and a director of Summit; and the other two Viewlogic directors:
Keith B. Geeslin, general partner of Sprout Group; and Lorne J. Cooper, president of Sente, Inc.

`INNOVEDA' GENESIS

    Commenting on the new corporate identity, Herman said, "We coined `Innoveda' to differentiate our new company and identify its mission to our industry and customers. It denotes a corporate focus on developing and marketing innovative EDA tools and services that will help engineers visualize, design and build complex electronic systems.

    "Technological advances enabling today's faster, smaller and cheaper electronic systems are creating many problems for global engineering teams. The increasing complexity of these systems forces more up-front system level planning and analysis to prevent major costly problems during downstream design and implementation. The merger of Viewlogic and Summit Design provides an opportunity for Innoveda to become the market leader in design capture, board design, system-level design and electromechanical design," he said.

SYNERGY BENEFITS CUSTOMERS

    "Innoveda gets a great head start from the merger of Summit's and Viewlogic's talented worldwide engineering and support organizations, and strong management," said Botts. "This team plans to offer customers a broad set of capabilities for eProduct design through an extensive network of direct and indirect sales channels."

    According to Dan Ganousis, senior vice president of worldwide marketing and consulting services, "Innoveda's solutions will build on the complementary strengths of Viewlogic's and Summit's premier offerings, and allow Innoveda to address system-level design, which we believe to be one of the areas of fastest growth in the EDA industry."

NEW CORPORATE LOOK

    In rolling out a future corporate identity, Viewlogic and Summit said they have designed a captivating Innoveda logo that uses a gliding curve to bridge innovation and EDA. A corporate advertising campaign introducing Innoveda, its products and services is scheduled to begin in leading EDA trade publications following the closing of the merger.

ABOUT VIEWLOGIC

    Viewlogic Systems, Inc., based in Marlboro, Mass., develops, markets and supports a comprehensive family of integrated eProduct design software and services for advanced electronic systems. Viewlogic defines eProducts as products that are differentiated by their electronic content. Viewlogic is a privately held company with offices in North America, Europe and the Pacific Rim.

ABOUT SUMMIT DESIGN

    Summit Design, Inc. (Nasdaq: SMMT) is a leading international supplier of engineering software products in the areas of high-level design creation, analysis, verification, and optimization. Some of the world's top electronics companies use Summit products to increase engineering productivity, decrease time to market, and improve the quality of their products.

    Summit Design is headquartered in Beaverton, Oregon, with offices in North America, Europe and the Pacific Rim.

FORWARD-LOOKING STATEMENTS

    This press release may contain forward-looking statements that involve risks and uncertainties. Actual outcomes or future results could differ materially from those presented herein. Factors that could cause or contribute to such differences include, but are not limited to, obtaining stockholder approval and satisfaction of the other conditions to closing the merger, as well as the ability of the companies to successfully integrate their operations, and those factors discussed from time to time in the companies' public reports filed with the Securities and Exchange Commission, including the registration statement on Form S-4 filed on October 22, 1999, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

    Summit Design, Inc., its officers and directors may be deemed to be participants in the solicitation of proxies from its shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors and their direct and indirect interests in the merger is included in the S-4 Registration Statement filed with the SEC on October 22, 1999. This document is available free of charge at the SEC Website at www.sec.gov and from the Summit contact listed below.

    Viewlogic Systems, Inc., its officers and directors may be deemed to be participants in the solicitation of proxies from Summit shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors and their direct and indirect interests in the merger is included in the S-4 Registration Statement filed with the SEC on October 22, 1999. This document is available free of charge at the SEC Website at www.sec.gov and from the Viewlogic contact listed below.

    Investors are urged to read the joint proxy statement / prospectus and any other documents relating to the business combination discussed in this announcement that are filed with or that will be filed with the Securities and Exchange Commission because they contain important information about the business combination. You can obtain a copy of the joint proxy statement / prospectus and any other relevant documents that are filed with the SEC for free on the SEC's web site at http:// www.sec.gov. If you so request by writing or calling either Viewlogic Systems, Inc. or Summit Design, Inc., we will send you for free any such documents, excluding exhibits. You can call Viewlogic at (508) 480-0881 or write to Viewlogic Systems, Inc., 293 Boston Post Road West, Marlboro, Massachusetts 01752, Attention: Peter T. Johnson. You can call Summit Design at (503) 643-9281 or write to Summit Design, Inc., 9305 S.W. Gemini Drive, Beaverton, Oregon 97008, Attention: Arthur Fletcher.

                                      ####

Editor's note: All trademarks are the property of their respective owners.

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

Editorial Contacts:
North America:
Ed Canty                      Sarah Miller
508.303.5291                  508.303.5254
ecanty@viewlogic.com          smiller@viewlogic.com

Europe/Middle East:           Asia Pacific:
Peter van der Sluijs          Junko Kaneko
+44 1442 879222               03(3364)5531
peterv@neesham.co.uk          junko@e-e.co.jp
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